

Mail Stop 3720

December15, 2009

Mr. Kevin T. Michaels
Chief Financial Officer
Powerwave Technologies, Inc.
1801 E. St. Andrew Place
Santa Ana, CA 92705

      RE: **Powerwave Technologies, Inc.**
              Form 10-K for the Fiscal Year Ended December 28, 2008
              Filed March 2, 2009, as amended March 5, 2009 and April 24, 2009
              Forms 10-Q for the Quarterly Periods Ended March 29, 2009,
              June 28, 2009 and September 27, 2009
              Filed May 5, 2009, July 31, 2009 and October 30, 2009
              File No. 000-21507

Dear Mr. Michaels:

      We have reviewed your filing and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 28, 2008

Part IV

Item 15. Exhibits
Exhibits 31.1 and 31.2

1. We note that you have omitted language from paragraphs 4 and 5 of the certifications required by Exchange Act Rule 13a-14(a). In future filings, revise your certifications to include the language in paragraphs 4 and 5 of Item 601(31)(i) of Regulation S-K. More specifically, revise to refer to "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d) and to refer to "(or persons performing the equivalent functions)" paragraph 5.

Form 10-Q for the Quarterly Period Ended June 28, 2009

Part 2, Item 6. Exhibits

2. We note that you filed a Current Report on Form 8-K on April 7, 2009 in which you disclose that you entered into a credit agreement on April 3, 2009. The credit agreement was filed as Exhibit 10.1 to your Form 8-K. The credit agreement, however, was not filed as an exhibit to your Form 10-Q for the quarterly period during which you entered into the agreement. In addition, we note that you did not include all the schedules and exhibits to your material contract in the exhibit. In future filings, please re-file the credit agreement, including all exhibits and schedules, as an exhibit to your periodic reports. See Item 601(a)(4) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended June 28, 2009

Form 10-Q for the Quarterly Period Ended September 27, 2009

Part 1, Item 4. Controls and Procedures

3. We note that you disclose that there has been no change to your internal control over financial reporting during the "first half of fiscal 2009" and "during the first nine months of fiscal 2009" in your second and third quarter 10-Q filings, respectively. In future filings, disclose any changes to your internal control over financial reporting that occurred during your last fiscal quarter. See Item 308(c) of Regulation S-K.

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, Paul Fischer, Staff Attorney, at (202) 551-3415 or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director